

Mail Stop 3561

November 14, 2006

Mr. B. Clyde Preslar
Executive Vice President and Chief Financial Officer
Cott Corporation
207 Queen's Quay West
Suite 340
Toronto, Ontario M5J 1A7

> **Re: Cott Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Form 8-K Filed July 27, 2006**
> **Form 10-Q for the Quarterly Period Ended July 1, 2006**
> **Filed August 10, 2006**
> **File No. 0-15898**

Dear Mr. Preslar:

We have reviewed the responses in your letter filed on October 31, 2006 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Overview, page 29

1.   We have reviewed your response to comment 1 in our letter dated September 18, 2006. Please note that Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Since you recorded restructuring charges during fiscal year 2006 and asset impairment charges in fiscal years 2006, 2004, and 2003, it

appears presentation of these per share measures are not permitted by Regulation S-K. We believe the impact of these items on your results of operations can be adequately explained in detail within MD&A and the notes to your consolidated financial statements without presentation of non-GAAP per share measures.

Schedule II – Valuation and Qualifying Accounts, page 68

2.   We have reviewed your response to comment 3 in our letter dated September 18, 2006. Please tell us whether you have a sales returns and allowances policy. If so, please disclose this policy in future filings and include the activity in this account either on Schedule II or in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X. If you do not have a stated accounting policy for sales returns and allowances, please confirm to us that you do not accept returns of products from your customers or explain to us why you do not have a policy.

3.   We note your proposed disclosure in response to comment 3 in our letter dated September 18, 2006. Please tell us the nature and terms of your accrued promotions including your accounting policy for each type of arrangement and the statement of operations line item in which each type of arrangement is included. For each type of arrangement treated as an expense rather than as a reduction of sales, please tell us how this type of arrangement meets the requirements for such classification in EITF 01-09. Since it appears that a portion, if not all, of the "Accrued promotion and rebates" line item relates to cash rebates reflected as a reduction of sales, please revise your "Charged to Costs and Expenses" column heading to clearly indicate the amounts involved may also be reflected as a reduction of sales. We may have further comment.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your

Mr. B. Clyde Preslar
Cott Corporation
November 14, 2006
Page 3

response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. In her absence, you may direct your questions to Andrew Blume at (202) 551-3254. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief

cc: H. John Michel, Jr.
        Drinker, Biddle & Reath LLP
        Via Fax: (215) 988-2757